Exhibit 99.1

15 February 2007	For media enquiries please call Cameron Hamilton on:
Tel: (02) 8274 5304 or Mob: 0425 344 688.
For analyst enquiries please call Steve Ashe on:
Tel: (02) 8274 5246 Mob: 0408 164 011.
James Hardie notified of civil proceedings by ASIC
Following the close of trading on the ASX on 14 February 2007, the Australian Securities & Investments Commission (ASIC) advised the Company that it had commenced civil proceedings against James Hardie Industries NV (the Company) and others in the Supreme Court (the Court) of New South Wales (the Proceedings). A copy of ASIC’s letter and an extract from the originating process setting out the details of ASIC’s application are attached.
The Proceedings concern alleged contraventions by the Company, its former subsidiary ABN 60 Pty Limited, and Michael Brown, Michael Gillfillan, Meredith Hellicar, Martin Koffel, Peter Macdonald, Philip Morley, Geoffrey O’Brien, Peter Shafron, Gregory Terry and Peter Willcox of certain provisions of the Corporations Law and/or the Corporations Act connected with the affairs of the Company, ABN 60 Pty Limited, Amaca Pty Limited and Amaba Pty Limited during the period February 2001 to June 2003. The subject matter of the allegations varies between individuals.
In the Proceedings, ASIC seeks:
•	declarations regarding the alleged contraventions;

•	orders for pecuniary penalties in such amount as the Court thinks fit up to the limits specified in the Corporations Act;

•	orders that Messrs Brown, Gillfillan, Koffel, Macdonald, Morley, O’Brien, Shafron, Terry and Willcox and Ms Hellicar be prohibited from managing a corporation for such period as the Court thinks fit;

•	an order that the Company execute a deed of indemnity in favour of ABN 60 Pty Limited as referred to in the attached letter from ASIC; and

•	its costs of the Proceedings
These Proceedings are first before the Court on 15 March 2007. The Company will be responding to the Proceedings in accordance with the timetable set by the Court.
As referred to in ASIC’s letter, ASIC has advised that it will not pursue the claim for indemnity if the conditions precedent to the Final Funding Agreement are satisfied.
The Company intends to confirm with ASIC that the recent satisfaction of the conditions precedent to and implementation of the Amended and Restated Final Funding Agreement dated 21 December 2006 satisfies ASIC in this regard.

1 of 11

The Company has historically granted indemnities to certain of its directors and officers as is common practice for publicly listed companies. The Company’s articles of association also contain an indemnity for directors and officers. In addition, the Company has granted indemnities to certain of its former related bodies corporate (including ABN 60 Pty Limited) which, among other things, may require the Company to indemnify those entities against indemnities they in turn have historically granted their directors and officers.
The Joint and Supervisory Boards have established a special matter committee comprising all non-conflicted directors to consider the corporate governance implications for the Company and to deal with the Proceedings.
The Company is not in a position to comment any further at this time.
END
Media Enquiries:
Cameron Hamilton

Telephone:	61 2 8274 5304
Mobile:	61 425 344 688
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218
Investor and Analyst Enquiries:
Steve Ashe – Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.jameshardie.com

2 of 11

Disclaimer
The exhibit attached to this Form 6-K contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations with respect to the effect on our financial statements of those payments;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos provision; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of regulation S-K. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

3 of 11

ASIC

Australian Securities & Investments Commission

JEFFREY LUCY AM
Chairman

14 February 2007	No.1 Martin Place, Sydney
GPO Box 9827 Sydney NSW 2001
DX 653 Sydney

Company Secretary/ Disclosure Officer	Telephone: (02) 9911 2033
James Hardie Industries NV	Facsimile: (02) 99112010
Level 3
22 Pitt Street
SYDNEY NSW 2000
Attn: Mr Marcin Friek
Dear Sir
Australian Securities and Investments Commission (ASIC) v Peter Macdonald and others — Matter No 1490 of 2007
I advise that ASIC has today commenced civil penalty proceedings against James Hardie Industries NV (JHINV) and others in the Supreme Court of NSW. I attach photocopies of the sealed copies of the Originating Process and Affidavit in support. I also attach a copy of a Statement of Claim, which is referred to in the Originating Process.
ASIC is currently attending to formal service of these documents on the relevant parties, including the solicitors for JHINV.
You will note that one of the claims made against JHINV relates to the cancellation of partly paid shares in ABN 60 Pty Limited. The claim seeks a mandatory injunction that JHINV execute a deed of indemnity in favour of ABN 60 Pty Limited for an indemnity up to a maximum of $1.9 billion, or such amount as ABN 60 Pty Limited or its directors consider is necessary to ensure that ABN 60 Pty Limited remains solvent.
Given the disclosure obligations of JHINV and to ensure that investors are adequately informed about the nature and effect of ASIC’s proceedings, I advise that ASIC will not pursue the claim of indemnity of $1.9 billion if the conditions precedent to the Final Funding Agreement, being those conditions referred to in your announcement to the Australian Securities Exchange dated 1 December 2005, are satisfied.
ASIC proposes to include a statement of this effect in any media announcements and authorises you to disclose this letter to the ASX in any announcement you may wish to make.
Yours faithfully
Jefferey Lucy AM
Chairman

Form 2
(rule 2.2)

IN THE SUPREME COURT OF NEW SOUTH WALES
DIVISION: EQUITY	No. 1490 of 2007
REGISTRY: SYDNEY
IN THE MATTER OF: James Hardie Industries NV, ABN 60 Pty Ltd (ACN: 000 009 263), Amaca Pty Ltd (ACN 000 035 512) and Amaba Pty Ltd (ACN 000 387 342)
AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
Plaintiff
PETER DONALD MACDONALD and Others
(listed in schedule A)
Defendants

[SEAL]
ORIGINATING PROCESS
A. DETAILS OF APPLICATION
This is an application made under ss 206C, 206E, 1317E, 1317G and 1324(1) of the Corporations Act 2001 (Cth) (“the Corporations Act”).
The First to Tenth Defendants were the directors and/or officers of the eleventh and some of them were directors and officers of the Twelfth Defendant.

Filed by:	DX 653 SYDNEY
Georgina Hayden	Tel: 9911 2000
Solicitor for the	Fax: 9911 2034
Australian Securities & Investments Commission	Reference: John Chambers/Georgina
Level 18, No. 1 Martin Place	Hayden
SYDNEY NSW 2000

The Plaintiff claims that each of the First to Tenth Defendants have contravened section 180(1) of the Corporations Law (as carried over into the Corporations Act) and the Corporations Act, and in the case of the First Defendant, section 181(1) of the Corporations Law (as carried over into the Corporations Act) and the Corporations Act, in relation to statements made by, or on behalf of, the Eleventh and Twelfth Defendants, and in relation to the Eleventh Defendant’s obligation to disclose information to the market and its members.
Further, the Plaintiff claims that the Third Defendant contravened s 180(1) of the Corporations Law, as carried over into the Corporations Act) by his conduct in relation to each of Amaca Pty Ltd and Amaba Pty Ltd, which caused them to enter into a deed.
Further, the Plaintiff claims that the Eleventh Defendant (“JHIL”) contravened ss 412, 995(2), 999 and 1001A of the Corporations Law (as carried over in to the Corporations Act) in relation to statements made by it, or on its behalf, and in relation to its duty to disclose information to the market and its members.
Further, the Plaintiff claims that the Twelfth Defendant contravened ss 1041E and 1041H of the Corporations Act, in relation to statements made by it, or on its behalf, and that it contravened s 674(2) of the Corporations Act.
Accordingly, the Plaintiff seeks declarations of contravention against each of the First to Twelfth Defendants, pecuniary penalties against each of the First to Tenth and Twelfth Defendants, disqualification orders against the First to Tenth Defendants and an order for indemnity against the Twelfth Defendant.
On the facts stated in the statement of claim, which has been filed in these proceedings, the Plaintiff claims:
1.	Declarations, pursuant to s 1317E of the Corporations Act that:
(a)	The First to Tenth and Twelfth Defendants contravened s 180(1) of the Corporations Law (as taken to be included in the Corporations Act by s 1401 of the Corporations Act) and the Corporations Act, in relation to JHIL;

(b)	The First Defendant contravened s 181 (1) of the Corporations Law (as taken to be included in the Corporations Act by s 1401 of the Corporations Act) and the Corporations Act, in relation to JHIL;

(c)	The First Defendant contravened s 181(1) of the Corporations Act, in relation to JHINV;

(d)	The Twelfth Defendant contravened s 674(2) of the Corporations Act; and

(e)	The Third Defendant contravened s 180(1) of the Corporations Law (as taken to be included in the Corporations Act by s 1401 of the Corporations Act) in relation to each of Amaca Pty Ltd and Amaba Pty Ltd.
2.	Declarations that the Eleventh Defendant:
(a)	contravened s 995 of the Corporations Law (as taken to be included in the Corporations Act by s 1401 of the Corporations Act) and the Corporations Act;

(b)	contravened s 999 of the Corporations Law (as taken to be included in the Corporations Act by s 1401 of the Corporations Act) and the Corporations Act;

(c)	contravened s 1001A of the Corporations Law (as taken to be included in the Corporations Act by s 1401 of the Corporations Act);

(d)	contravened s 412 of the Corporations Law (as taken to be included in the Corporations Act by s 1401 of the Corporations Act) and the Corporations Act;
3.	Declarations that the Twelfth Defendant contravened:
(a)	s 1041E of the Corporations Act; and

(b)	s 1041H of the Corporations Act.

4.	Orders pursuant to s 1317G of the Corporations Act, that each of the First to Tenth and Twelfth Defendants pay the Commonwealth a pecuniary penalty, in relation to each civil penalty contravention pleaded against them, in such amount as the Court thinks fit.

5.	Orders pursuant to s 206C of the Corporations Act, that the First to Tenth Defendants be prohibited from managing a corporation, for such period as the Court thinks fit.

6.	Orders pursuant to s 206E of the Corporations Act, that the First to Seventh and Tenth Defendants be prohibited from managing a corporation, for such period as the Court thinks fit.

7.	An order pursuant to s 1324(1) of the Corporations Act, that the Twelth Defendant execute a deed of indemnity in favour of JHIL, providing that it indemnify JHIL for up to a maximum amount of $1.9 billion for such amount as JHIL, or its directors, consider, after giving careful consideration, is necessary to ensure that JHIL is able to pay its debts, as and when they fall due, and for such amount as JHIL, or its directors, reasonably believe is necessary to ensure that JHIL remains solvent.

8.	Costs.
Date: 14 February 2007

/s/ Georgina Hayden
Georgina Hayden
Solicitor for the Australian Securities & Investments
Commission

This application will be heard by the Supreme Court of New South Wales at Queens Square at 11 am on 15/3/07

SCHEDULE A
PARTIES
AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
Plaintiff
PETER DONALD MACDONALD
First Defendant
PETER JAMES SHAFRON
Second Defendant
PHILLIP GRAHAM MORLEY
Third Defendant
MICHAEL ROBERT BROWN
Fourth Defendant
MICHAEL JOHN GILLFILLAN
Fifth Defendant
MEREDITH HELLICAR
Sixth Defendant
MARTIN KOFFEL
Seventh Defendant
GEOFFREY FREDERICK O’BRIEN
Eighth Defendant
GREGORY JAMES TERRY
Ninth Defendant

PETER JOHN WILLCOX
Tenth Defendant
ABN 60 PTY LTD (ACN: 000 009 263)
Eleventh Defendant
JAMES HARDIE INDUSTRIES NV
Twelfth Defendant